Filed by Interxion Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Interxion Holding N.V.
Filer's SEC File No.: 001-35053
Date: May 7, 2015

This filing relates to a proposed business combination involving TelecityGroup plc and
Interxion Holding N.V.

INXN 1Q15 Conference Call Script

Jim Huseby

Thank you, operator.

Hello everybody and welcome to Interxion’s first quarter 2015 conference call. I am joined by David Ruberg, Interxion’s Vice Chairman and CEO, and Josh Joshi, the Company’s CFO. To accompany our prepared remarks, we have prepared a slide deck, which is available on the Investor Relations page of our website at investors.interxion.com. We encourage you to download these slides to use during this call if you have not already done so.

Before we get started, I’d like to remind everyone that some of the statements we will be making today are forward-looking in nature, and involve risks and uncertainties. Actual results may vary significantly from those statements, and may be affected by the risks we identified in today’s press release, and those identified in our filings with the SEC. We assume no obligation, and do not intend to update or comment on forward-looking statements made on this call. In addition, we will provide non-IFRS measures on today’s conference call. We provide a reconciliation of those measures to the most directly comparable IFRS measures in today’s press release which is posted on our Investor Relations page at investors.interxion.com.

We would also like to remind you that we post important information about Interxion on our website at www.interxion.com and on social media sites such as Facebook at Facebook.com/interxion and Twitter at @interxion. We encourage you to check these sites for the most current available information.

Following our prepared remarks, we will be taking questions.

Now, I am pleased to hand the call over to Interxion’s CEO, David Ruberg.

David….

David Ruberg

Thank you, Jim, and welcome to our first quarter 2015 earnings call.

Before we turn to our results for the quarter, I wanted to make a few comments on our pending all-share merger with Telecity Group. As we announced on March 9, Interxion and TelecityGroup entered into an agreement to implement a recommended all-share merger which was unanimously approved by both boards.

As you may have seen from our announcement this morning, TelecityGroup confirmed today that they received an unsolicited approach from Equinix, Inc. regarding a possible offer for TelecityGroup. The Board of TelecityGroup has determined that it is required by virtue of its fiduciary duties to enter into discussions with Equinix and has decided to permit Equinix to undertake a short period of due diligence.

Interxion continues to believe that the pending Merger with TelecityGroup is a strategically compelling combination that delivers meaningful value to Interxion and TelecityGroup shareholders as well as their customers. We continue to make progress on the various regulatory and shareholder approval work streams, and recently received clearance by the Federal Cartel Office of Germany, an important milestone in the regulatory approval process. TelecityGroup and Interxion continue to work towards the anticipated closing of the Merger.

With that said, we would like to focus the remainder of today’s call on our first quarter results. As such, we will not be commenting further on the pending merger with TelecityGroup or Equinix’s proposal and ask that you keep your questions focused on our results.

Please turn to slide 4.

The strong momentum we saw in 2014 continued in the first quarter of 2015, reflecting our consistent financial and operational execution and the underlying strength of our business. Year over year recurring revenue and adjusted EBITDA growth increased for the fourth consecutive quarter, and adjusted EBITDA margins expanded by 100 basis points to nearly 44%. We also saw solid bookings in the quarter, validating the growing appeal of our communities of interest strategy.

First quarter revenues grew by 15% year over year and 3% sequentially. Adjusted EBITDA grew 18% year over year and 5% sequentially, with our Adjusted EBITDA margin at 43.9%.

Supported by customer orders, we continued to execute on our phased expansion plans, opening a net 1,300 square meters in Amsterdam and Vienna. We completed the purchase of the Vienna property housing our VIE1 and VIE2 data centers. We installed 3,000 square meters, one of our strongest quarters ever, with communities continuing to develop across our footprint. Austria, Germany, France, and the Netherlands showed particular strength in the first quarter, as overall market demand remains healthy. Utilization increased to 78%.

Please turn to slide 5.

As usual, Josh will provide more details on our financial results in a few minutes, but in summary, top-line growth continued to increase and margins expanded, extending our track record of steady, consistent performance.

Please turn to slide 6.

We have been communicating for some time that our expansions were heavily supported by customer orders. This disciplined approach is reflected by the strong operational momentum we achieved in the first quarter, as we installed more than twice as much new space than we added, resulting in utilization increasing to just over 78% . Revenue generating space ended the quarter at 74,000 square meters, a 21% increase year-over-year, while equipped space grew to 94,800 square meters, a 14% increase year-over-year.

Commenting on other metrics of the business:

•	The sales pipeline remains healthy;

•	Pricing continues to be in line with the last few quarters;

•	Demand remains healthy;

•	Book to bill times stayed consistent;

•	ARPU remained flat from last quarter; and

•	Churn remains low and consistent with our historical annual range of between a half and three quarters of a percent per month on average.

Please turn to slide 7

During the first quarter, we continued to expand our facilities to meet growing customer demand. We opened phases of our Amsterdam 7 and Vienna 2 data centers, while exiting a small facility in Hilversum. We have also started constructing a 400 sqm customer-driven expansion in Dusseldorf and the second phase of our Madrid 2 data center, which will add 800 square meters and open in the third quarter. The second phase in our Marseille data center will be available for customers later this month, and the response continues to be very strong. I will have some additional comments about Marseille later in my prepared remarks.

We ended the quarter with 109 MW of customer available power and a total of 153 MW of maximum available customer power within our current and announced data centres.

Please turn to slide 8.

In the first quarter, we continued to foster the development of our customer communities of interest, as our target industry segments expanded at a healthy rate.

The Financial segment had a very strong quarter, fueled by both new customers and existing customer expansions. In this quarter, we signed a number of new financial services organisations including the London Metal Exchange, a global derivatives exchange.

The Digital Media segment grew in a healthy fashion, as the Content Delivery Networks continue to rapidly expand their footprint within Interxion, and we continued to onboard social media platforms and online content and gaming providers.

The Connectivity segment enjoyed a high single digit year-over-year growth, as carriers and ISPs continue to deploy PoPs in our data centers, in particular response to traffic being generated by the digital media platforms and cloud platforms.

As discussed in previous quarters, we continue to invest to position ourselves to fully capitalize on the cloud trends. The Cloud Provider segment now represents 26% of our recurring revenue, as we continue to onboard Enterprise cloud platforms across our sites. While lagging the adoption pace in the U.S. by 18-24 months, Enterprise cloud adoption in Europe is beginning to take shape as IT organizations are readying themselves to deploy hybrid cloud solutions in proximity to the major cloud platforms.

Finally, we are also seeing a significant pick-up in demand from online retailers, as their operations are increasingly relying on performance and location to deliver competitive products to their end users.

Our focus on developing communities of interest has been a steady, consistent approach, and one of the key measures of our progress in creating them, is the growth in our customer utilization of cross connects.

Overall, we have installed over 33,000 cross connects across our geographies, with more than one third of them paying on a recurring basis. The majority of cross connects installed in recent quarters falls into the recurring revenue category. In Germany, where we first started to implement the recurring model around 18 months ago, the monthly recurring revenue for cross connects now contributes over 7% of our total recurring revenue in that country.

We expect that the contribution of cross connects to our recurring revenue will continue to climb, as more countries adopt the new recurring revenue model and our communities of interest continue to expand.

I would now like to turn the call over to Josh.

Josh Joshi

Thank you, David. Welcome to everybody on the phone and on-line.

I’d like to start by discussing the group’s first quarter results and, as usual, then provide some additional colour on our two geographic reporting segments. I’ll follow that with some commentary on capital expenditures, cash flow, balance sheet and, of course, returns.

So starting with the income statement, please turn to slide 11.

Interxion kicked off 2015 with a strong first quarter and we experienced another quarter of consistent, solid execution.

Total revenue in the first quarter was 92.5 million euros, up 15% compared to the first quarter 2014 and up 3% sequentially. On a constant currency basis, total revenue was up 13% year over year and 2% sequentially. Recurring revenue in the first quarter increased to 87.1 million euros, a 15% year over year increase and a strong 4% sequential increase. Non-recurring revenue at 5.4 million euros was in line with expectations though down from a strong prior quarter.

Recurring ARPU remained flat sequentially. On a constant currency basis, recurring ARPU was down slightly as expected reflecting the installation of 3,000 square metres of revenue generating space. Consistent with my comments on our 4q call, I continue to expect that recurring ARPUs will decrease over the next two quarters by another one or two percentage points driven by the same trends we experienced in the first quarter. As before, all things being equal we continue to expect recurring ARPUs to begin to show improvement in the fourth quarter as underlying power and energy uptake from our base start to become more visible.

Turning to costs, Cost of Sales was 36.3 million euros in the first quarter 2015, down 2% from the fourth quarter 2014 and up 11% over the first quarter last year. Gross Profit was 56.2 million euros, an increase of 6% sequentially and 17% year over year, with Gross Profit Margins at 60.8%, improving both sequentially and year over year. We received a strong contribution from energy management in the quarter with better pricing on energy purchasing together with improved power efficiency gains helping to improve gross margins in excess of 50 basis points in the quarter.

Sales and marketing costs have increased to 6.7 million euros in the first quarter, an increase of 2% sequentially and up 14% year over year and at 7.2% of revenue in the quarter, well within our usual range of 7% to 8% of revenue and the trend reflects the strong bookings in both this and the previous quarter.

Other G&A costs at 8.9 million euros were up 15% sequentially and 17% higher year over year. This was driven primarily by increased corporate costs. We continue to focus on managing our overall cost base tightly, including Other G&A which is running within our usual range of 9% to 10% of revenue.

In the quarter, we have incurred 6.9 million euros of transaction costs associated with the intended merger with TelecityGroup. These costs have been reported as an adjusting item to our results.

Adjusted EBITDA was 40.6 million euros, an increase of 18% year over year and 5% higher sequentially. Adjusted EBITDA margin increased to 43.9% in the first quarter, driven by the gross margin improvements which helped to more than offset the typical margin pressure we experience in the first quarter of the year due to normal seasonality.

Depreciation, amortization, and impairment expense was 18.2 million euros, a 5% sequential increase and a 30% increase year over year, consistent with our increases in data centre investments on the balance sheet.

The first quarter finance expense was 6.6 million euros, 18% lower sequentially and 22% higher than last year’s first quarter. The bond tap in the second quarter and the Amsterdam 7 capital lease in the third quarter last year have contributed to the increase in our steady state quarterly finance expense. The unwinding of the Vienna capital lease in this quarter as well as increased capitalized interest have impacted the sequential comparison.

The first quarter income tax charge was 2.4 million euros, which represents an effective tax rate of 35%. Before the impact of the M&A transactions costs, the effective tax rate was 30% and the cash tax rate for the quarter was at approximately 17%. For the remainder of the year, we expect our cash tax rate to gradually increase to around 20%, again excluding the impact of transaction costs.

Adjusted net profit in the quarter was 8.9 million euros, compared to 7.2 million euros in the fourth quarter and 9.8 million euros in the same quarter last year. The annual comparison was affected by increased depreciation following a record build year in 2014, together with increased finance expense following our bond tap in April 2014. Adjusted earnings per share was 13 euro cents on a diluted share count of 70.3 million shares, compared to 10 euro cents in the fourth quarter and 14 euro cents in the first quarter last year.

Now let’s take a closer look by reporting segment. Please turn to slide 11.

The momentum in our largest geographic reporting segment continued as revenue in the Big 4 was 58.6 million euros, up 15% year over year and 4% sequentially. Big 4 accounted for approximately 63% of the company’s quarterly total. Recurring revenue growth was consistent with the development of total revenue, 15% year over year and 4% sequentially. Similar to recent quarters, we saw continued strength in France, Germany and the Netherlands. Adjusted EBITDA in the Big 4 was 31.4 million euros with margins at 53.5%. Increased utilization and higher margins on non-recurring revenue had a positive impact on the sequential margin improvement.

Revenue in the Rest of Europe was 33.9 million euros, up 14% year over year and 1% sequentially. Recurring revenue growth was 14% year over year and 3% sequentially. Adjusted EBITDA at 19.0 million euros was up 5% sequentially and a strong 20% year over year, with margins of 56.0%, again both up year over year and sequentially, benefiting from improved energy efficiency and operational leverage. Austria again saw solid revenue growth in the quarter as VIE2 opened late 2014 and immediately saw strong installations. Ireland and Sweden also had strong quarters yet again.

Moving to slide 12, let’s discuss our capital expenditures.

Capital expenditures, including intangibles, totaled 67.6 million euros during the first quarter and included the purchase of our Vienna campus for 19.4 million euros. Of the remaining capital expenditures, 44.8 million euros were discretionary, dedicated for expansion and upgrades to meet customer requirements, with the remaining non-discretionary investments totaling 3.4 million euros for maintenance and intangibles.

The 67.6 million of capital expenditures in the first quarter is fully built into our guidance for 2015.

Looking at the spend by geography, both segments account for approximately half of this quarter’s total. The rest of Europe markets includes the purchase of our Vienna property as I have already mentioned.

Please turn to slide 13.

Interxion ended the quarter year with 54 million euros in cash and cash equivalents, down from the nearly 100 million euros at the end of 2014. We had a strong cash generation in the quarter with 34.2 million euros of cash from operations; we invested 67.6 million euros in capital expenditure and paid 15.9 million euros in cash interest and taxes.

As I just mentioned, we completed the purchase of our Vienna campus in the quarter which resulted in extinguishing the capital lease that existed at the end of 2014 as a result of our commitment to purchase the property.

Balance sheet ratios remain strong, with Gross Leverage at 3.6x LTM adjusted EBITDA and Net Leverage at 3.2x. Cash ROGIC, which is our return on gross invested capital, improved to 12%.

Our blended interest rate at the end of the first quarter remained flat at 6.1%. With the cash on hand, access to the 100 million euros revolving credit facility and the strong cash generation of our data centre assets, we have the financial flexibility and funding to execute our expansion program.

Please turn to Slide 14.

We have now updated this familiar slide to include all our fully built out data centres as at 1 January 2014. This group now consists of 29 data centres at 82% utilization which are providing an attractive cash return of 26% year over year. The gross profit margins on these fully built out data centres is 66% evidencing the strong underlying operating leverage that we have in our business driving very attractive, and we think industry leading returns from our data centre assets.

In the first quarter of 2015, we delivered our 34th consecutive quarter of sequential organic growth in both revenue and adjusted EBITDA. That is 8 1⁄2 years of uninterrupted organic execution.

Our approach remains focused and disciplined securing long-term attractive cash returns in a disciplined and measured manner.

And with that, I would like to turn the call back over to David.

David Ruberg

Thanks Josh.

Please turn to slide 16.

As you’ve heard me say for the past few quarters, one of our most strategic investments has been the acquisition of the asset in Marseille to create an interconnection point between Europe, Africa, the Middle East and Asia.

Our presence in Marseille is off to a strong start and the onboarding of customers is proceeding ahead of plan.

If you look at this map, it is visually intuitive to understand why customers are showing interest in locating in this city. Marseille city has developed into the termination point for a large number of high bandwidth undersea cables crossing the Mediterranean from Africa, Middle East and Asia, which then connect to terrestrial cables coming from all over Europe. Whilst there are well established routes to connect Europe with Africa, Middle East and Asia, companies are beginning to realize that much of this traffic could be routed through Marseille which would offer lower latency and at reduced costs. As an example, the most efficient routes for the traffic between East Africa and Europe go through Marseille. Otherwise, it would have to utilize the cables around Africa and out in the Atlantic Ocean. Or, it would have to go through many hops on terrestrial routes. For this reason, Marseille has become a highly attractive network hub as it at the crossroads of connectivity between four highly populated areas of the world.

Please turn to slide 17.

We are building a state of the art data center of 5,700 sqm, over multiple phases, on a location where eight undersea cables terminate (and two more will be deployed in 2016). This makes the Interxion site the natural location for customers wishing to interconnect Europe with more than half of the world population.

And, while connectivity is the fundamental reason we are building in Marseille, our facility is much more than a data exchange point. Customers who establish a presence in our data center can add value by caching, storing and processing their data.

Since we took possession of the data center, our primary focus has been to improve the connectivity and this has resulted in an expansion of the number of carriers, Content Delivery Networks, and internet exchanges in the site. At the same time, content providers are eyeing the rapid growth of mobile devices in underdeveloped countries, and are interested in Marseille as the hub to spearhead Internet penetration with applications like social media that lend themselves to mobile access. Application adoption, in turn, will fuel traffic growth to the benefit of connectivity providers. This is a virtuous cycle that we have seen before in other parts of the world.

We expect future developments to follow the same patterns that we are starting to see in other geographies. As their expansion continues, cloud providers will choose Marseille as the hub to expand their market presence to Africa, which will eventually attract enterprises as they want to partake in the growing opportunity that these regions present.

Marseille is an asset that we believe will deliver great value to our customers and will yield a high return on investment for our shareholders.

Please turn to slide 18.

We are re-affirming our previously announced full year financial guidance. To be specific, for the full year 2015, we are expecting revenue to be in the range of 375 million to 388 million Euros. We expect Adjusted EBITDA to be in the range of 162 million to 172 million Euros and we expect to invest between 180 million and 200 million Euros in capital expenditures this year.

I would like to thank, again, all of our employees in all of our countries for staying focused on our customers, executing against our business plan and continuing to deliver solid results. I would also like to thank our shareholders and bondholders for their continued support of Interxion’s development.

Now let me hand the call back to the operator to begin the question and answer segment. Operator, can you please read out the instructions to register questions from the call.

Forward-looking Statements

This communication contains forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such forward-looking statements. Factors that could cause actual results and future events to differ materially from Interxion’s expectations include, but are not limited to, the difficulty of reducing operating expenses in the short term, the inability to utilise the capacity of newly planned data centres and data centre expansions, significant competition, the cost and supply of electrical power, data centre industry over-capacity, performance under service level agreements, certain other risks detailed herein and other risks described from time to time in Interxion’s filings with the United States Securities and Exchange Commission (the “SEC”). In addition, the negotiations for the business combination may not advance, and even if they do, it may not be possible to enter into definitive documentation on satisfactory terms and close the agreement.

Interxion does not assume any obligation to update the forward-looking information contained in this report.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable United Kingdom regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. No prospectus is required in accordance with Directive 2003/71/EC, as amended, in connection with this communication.

Important Information

TelecityGroup has not commenced and may not make an offer to purchase Interxion shares as described in this communication. In the event that TelecityGroup makes an offer (as the same may be varied or extended in accordance with applicable law), TelecityGroup will file a registration statement on Form F-4, which will include a prospectus and joint proxy statement of TelecityGroup and Interxion, and a Tender Offer statement on Schedule TO (the “Schedule TO”). If an offer is made it will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal and form of acceptance to be delivered to Interxion, filed with the SEC and mailed to Interxion shareholders. Any offer in the United States will be made by TelecityGroup or an affiliate of TelecityGroup and not by any other person.

The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions.

IF AN OFFER IS MADE, SHAREHOLDERS OF INTERXION ARE URGED TO READ ANY DOCUMENTS REGARDING THE OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER.

If an offer is made, the registration statement, the joint proxy statement, the Schedule TO and other related documents will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at TelecityGroup’s website, www.telecitygroup.com. This communication does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer is made, TelecityGroup may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.

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